As submitted to the Securities and Exchange Commission on March 30, 2020.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the six-month period ended December 31, 2019

STREETSHARES, INC.

(Exact name of issuer as specified in its charter)

Delaware	6199	46-4390152
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(Employer Identification Number)

StreetShares Notes

(Title of each class of securities issued pursuant to Regulation A)

1900 Campus Commons Drive, Suite 200 Reston, VA 20191

Telephone: (571) 325-2966

(Address, and telephone number principal executive offices)

Item 1.: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this Form 1-SA. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should review the Risk Factors section beginning on page 8 of the Offering Circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

StreetShares, Inc. and its subsidiaries (hereafter also referred to as “us”, “we”, “the Company”, “StreetShares”) is a venture-capital funded financial technology (FinTech) company on a mission to become the source for trusted digital finance for America’s heroes. The Company provides small business financing solutions to its community of members and its Lending-as-a-Service clients through its online applications and platform.

In September 2019, StreetShares publicly announced its Lending-as-a-Service software products and services. As of this filing, over 30 banks, credit unions, and alternative lenders have contracted to use our Lending-as-a-Service software technology to offer digital loans to their small business customers. On November 15, 2019, StreetShares stopped offering contract financing products. The Company nonetheless still offers loans and lines of credit to government and commercial contractors.

As of December 31, 2019, StreetShares’ lending products include term loans and the Patriot Express® Line of Credit (“loans” or “lending products”). StreetShares raises capital to fund these lending products through retail debt securities offered under Regulation A+, called StreetShares Notes (“Notes”) and marketed under the name “Veteran Business Bonds,” among other sources of capital. StreetShares Notes may only be purchased by investors residing in the United States and its territories, other than Arizona, Florida, North Dakota, New Jersey, Washington, Guam, or the Virgin Islands.

As of December 31, 2019, we have facilitated more than $221 million in lending and contract financing products and collected more than $183 million in customer payments since we made our first loan in July 2014.

Under our business model, we generate revenue in multiple ways. We primarily generate revenue on our lending products through origination and success fees charged to borrowers, servicing fees charged to investors in the loans, and interest generated from the portion of each loan that we fund through our direct lending account. Our loans are fully amortizing and are repaid weekly through electronic bank payments. We also generate revenue from software subscriptions and services provided to our Lending-as-a-Service clients, transaction fees charged to investors in the Notes for early redemption, and other fees charged to loan borrowers for late or returned payments. Prior to November 15, 2019, we also generated revenue from interest and fees on our contract financing products.

StreetShares has one office location, in Reston, Virginia. The Company is comprised of 46 full-time employees as of December 31, 2019.

Operating Results

Revenues. For the six-month period ended December 31, 2019, we had revenues of $2,434,382 compared to $1,888,660 in the six-month period ended December 31, 2018. The increase is a result of the growth of our lending operations and the recognition of interest revenue, success fees, origination fees, servicing fees, and factor fees (prior to November 15, 2019).

Operating Expenses. For the six-month period ended December 31, 2019, we had operating expenses of $5,984,737, compared to $7,249,195 in the six-month period ended December 31, 2018. The decrease is largely due to a decrease in marketing expenses. The largest line items of operating expenses were payroll and payroll taxes, professional fees, and general and administrative expenses.

Refinanced Loans. For our lending products, certain of our originations were refinances of existing StreetShares’ loans (i.e., amounts rolled forward from existing loans into new loans). The percentage of our total loan originations that were refinances of existing loans was approximately 13.62% for the six-month period ended December 31, 2019, compared to approximately 12.35% for the six-month period ended December 31, 2018.

Liquidity and Capital Resources

Sources of Liquidity

We have funded our lending activities, contract financing activities (prior to November 15, 2019), and operations primarily through equity and convertible debt financings, revenues, institutional and accredited investor investments in our loans, and StreetShares Notes pursuant to the offering circulars qualified by the SEC under Regulation A+ on February 17, 2016 and August 14, 2019. Through December 31, 2019, we have raised $37,690,810 through the sale of StreetShares Notes ($14,138,794 of which have been redeemed or called).

Our lending products and contract financing products (prior to November 15, 2019) are primarily funded by four sources: (1) our direct lending account; (2) institutional capital providers (primarily, Community Investment Management); (3) accredited investors under Rule 506(b) of Regulation D, which are also called “StreetShares Pro” investors; and (4) retail investors in the StreetShares Notes (pursuant to the qualified offering circulars under Regulation A).

The following table summarizes the percentage of lending and contract financing products funded by each of the four funding sources described above:

Product Type by Fiscal Period	% Funded by Direct Lending	% Funded by Institutional	% Funded by Pro-investor	% Funded by Retail investor	% Total
Contract Financing Products FPE* 12/31/18	0.69	0.07	0.08	99.16	100
Lending Products FPE 12/31/18	2.16	18.07	13.86	65.90	100
FPE 12/31/18 Total	1.20	6.41	4.94	87.45	100
Contract Financing Products FPE 12/31/19	0	0	0	100	100
Lending Products FPE 12/31/19	0.55	16.81	12.01	70.63	100
FPE 12/31/19 Total	0.26	7.94	5.67	86.12	100

*FPE refers to six-month fiscal period ending.

Equity and Convertible Debt Financings

On January 18, 2018, the Company closed on a B round funding with $23,100,000 of equity raised through several investors, led by Rotunda Capital Partners, LLC (“Rotunda”).

Effective March 13, 2020, the Company raised a new venture funding round from Motley Fool Ventures and StreetShares’ investors in the form of issuing around $5 million in convertible promissory notes between August 2019 and March 13, 2020. Between August 2019 and December 2019, the Company issued $2,005,000 in convertible promissory notes, which are convertible into shares of the Company’s preferred stock, including a convertible promissory note in the amount of $1,000,000 issued to a Preferred Stock Holder and related party of a Company director, a convertible promissory note in the amount of $50,000 to a Preferred Stock Holder, and a convertible promissory note in the amount of $80,000 to a Preferred Stock Holder. On March 13, 2020, the Company issued a $3,000,000 promissory note convertible into shares of the Company’s preferred stock.

The principal balance of each convertible note, together with accrued interest of 10 percent per annum, is due to be paid at the earliest of 1) a Qualified Financing (as defined in the note agreements); 2) a change in control (upon the terms in the note agreements); or 3) at maturity, which is 14 months after the issuance date of the notes issued in 2019 and 12 months after the issuance of the date of the note issued in 2020. The principal and accrued interest may not be prepaid by the Company without the prior consent of the majority holders of the notes.

In the event the Company consummates a Qualified Financing (as defined in the note agreements), then all principal and accrued but unpaid interest shall automatically convert into shares of preferred stock at the lesser of (a) 80% of the cash price per share paid by the other purchasers of preferred stock in the Qualified Financing, and (b) the price obtained by dividing $55,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing.

The convertible notes are subordinated in right of payment to the StreetShares Notes.

Notes Payable

In July 2017, the Company raised $325,000 in the form of promissory notes offered to the Company’s Reg. D investors. As of December 31, 2019, the principal balance was $325,000.

In September 2019, the Company raised $500,000 in the form of a promissory note payable to Federated Information Technologies, Inc. The founder and president of Federated Information Technologies, Inc. is an observer on the Board of the Company.

In December 2019, the Company raised $100,000 in the form of a promissory note payable to David Wasik. Mr. Wasik is a Director on the Board of the Company.

Operating Capital and Expenditure Requirements

We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all. The sale of equity and the issuance of debt that is convertible into equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth. The core elements of our growth strategy include acquiring new Lending-as-a-Service clients, acquiring new borrowers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, and expanding our product offerings. We plan to continue to invest significant resources to accomplish these goals. These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Revenues and Originations. Our revenues have grown since our inception primarily as a result of the growth of our lending operations and the recognition of interest revenue, success fees, origination fees, servicing fees, and factor fees (prior to November 15, 2019).

After the public launch of our Lending-as-a-Service (LaaS) product in September 2019, we made the strategic decision to focus on our LaaS clients as the primary source of origination for new borrowers as opposed to direct marketing. We substantially reduced our marketing costs, which resulted in an overall reduction of our operating expenses comparing the six-month fiscal period ending December 31, 2019 to the six-month fiscal period ending December 31, 2018.

As of December 31, 2019, we have observed a trend of growing revenue. The drivers of revenue growth have been the addition of new LaaS clients, the addition of new borrowers, increasing total loans and financing facilitated from new, existing, and previous borrowers, and increasing the average transaction size for our lending products and contract financing products. We have observed trends with respect to some, but not all, of these drivers.

We have observed a trend in the increase of LaaS clients. Approximately 100% more LaaS contracts were executed in the fourth quarter of 2019 as compared to the third quarter of 2019. We expect the trend towards an increase in LaaS clients to continue. We have also seen a trend towards larger average transaction size. Our average transaction size increased by 0.10% in our fiscal year ending June 30, 2019 as compared to our fiscal year ending June 30, 2018 and increased by 6.8% in the six-month fiscal period ending December 31, 2019 as compared to our six-month fiscal period ending December 31, 2018. We do not expect this trend to continue since we no longer offer contract financing products as of November 15, 2019, which have larger average transaction sizes than our lending products.

We have not observed trends in the drivers of new borrowers or total loans and financing facilitated. This is primarily due to the shift, around September 2019, in the source of our originations from marketing directly to borrowers to referrals from our LaaS clients and, in November 2019, the end of our contract financing product line. As a result, we expect to observe a short period of decline in these drivers, followed by an increase in these drivers. It is too soon to determine if such expectation will be achieved or to observe trends from the drivers. Our number of new borrowers increased by 134.7% in our fiscal year ending June 30, 2019 as compared to our fiscal year ending June 30, 2018, but decreased by 51.9% in the six-month fiscal period ending December 31, 2019 as compared to the six-month fiscal period ending December 31, 2018. Our total amount of loans and financing facilitated increased by 64.7% in our fiscal year ending June 30, 2019 as compared to our fiscal year ending June 30, 2018, but decreased by 31.5% in the six-month fiscal period ending December 31, 2019 as compared to the six-month fiscal period ending December 31, 2018.

Growth in revenues also depends, in part, on our ability to continue to earn interest income and fees from our lending products. As of December 31, 2019, we observed a trend towards lower interest rates for our lending products as we targeted new and repeat borrowers with higher credit quality, but no significant trends in average yields. As of December 31, 2019, we observed a trend toward credit normalization with respect to our charged-off loans and lines of credit. The charge-off ratio was 3.49% for our fiscal year ending June 30, 2017 and 6.86% for our fiscal year ending in June 30, 2018. In fiscal year ending June 30, 2019, we saw a sharp decrease in our charge-off ratio to 1.10%. In the six-month period ending December 31, 2019, we observed a normalization of the charge-off ratio to 5.69%, which is within the range of fiscal years 2017 and 2018. There have been no significant trends or changes in the Company’s allowance for loan losses (ALL) ratio for our loans and lines of credit, which was 4.88% for the six-month period ending December 31, 2019, as compared to 5.00% for the six-month period ending December 31, 2018.

Future growth will continue to depend, in part, on attracting new customers on both the borrower and investor side of our platform. We also intend to continue originating loans through outreach efforts and strategic partnerships with banks, credit unions, and other lending institutions, including our LaaS clients. We plan to increase our sales and marketing spending related to our LaaS products and services, including on behalf of our LaaS clients, while we intend to continue to decrease, or even discontinue, our direct marketing to potential borrowers outside of LaaS. In the past, as we have invested more funds in our marketing efforts, including direct marketing, digital marketing, and other promotions, our originations have increased. Although we have not yet seen a material increase in our originations as a result of our increase in LaaS clients, we expect to see a growth in originations from our LaaS clients to the extent that we increase our investment in LaaS related marketing, including marketing on behalf of our LaaS clients.

Sources of Funding. The trend in funding our lending products and contract financing products (as of November 15, 2019) has shifted away from funds from institutional capital providers and StreetShares Pro investors and towards funds from retail investors because of availability of funding sources and periodic adjustments in our funding mix to optimize yield returns. We are not able to predict if this trend will continue in the future because the Company is exploring multiple funding options. Capital market fluctuations and capital availability will determine the optimal mix of funding sources the Company uses at any given time. We seek to optimize funding by seeking multiple funding sources.

The Impact of COVID-19. The outbreak of the novel coronavirus (“COVID-19”), or an outbreak of other highly infectious or contagious diseases, could adversely impact certain industries in which our small business borrowers operate and impair their ability to fulfill financial obligations to us. Further, the spread of the outbreak could lead to an economic recession or other severe disruptions in the U.S. economy and may disrupt our lending and other financial activities, may disrupt the operations of our LaaS clients, and could potentially create business continuity issues for us. Our business is dependent upon the willingness and ability of our employees to conduct lending and other financial transactions and service our LaaS clients. The spread of highly infectious or contagious diseases could cause severe disruptions in the U.S. economy at large, and for small businesses in particular, which could disrupt our lending operations, and if the national response to contain COVID-19 escalates or is unsuccessful, we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may result in a decrease in our customers’ businesses, a decrease in consumer confidence and business generally, or a disruption in the services provided by our LaaS clients. Disruptions to our customers could result in increased risk of delinquencies, defaults, and losses on our loans. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may negatively impact the economic conditions in the United States for an extended period of time, which may result in a decline in funding availability and negatively impact the implementation of our growth strategy. Holders of StreetShares Notes have no right to redeem the Notes prior to the third anniversary of the issuance date of each note. The Company may, at its discretion, consider requests by a holder to redeem a StreetShares Note prior to its maturity, but is under no obligation to do so. A decline in funding availability due to the outbreak of COVID-19 or other reasons may restrict or eliminate discretionary accommodations of holders’ requests to redeem StreetShares Notes prior to their maturity dates. We also could be adversely affected if key personnel or a significant number of employees were to become unavailable due to the effects and restrictions of a COVID-19 outbreak in Northern Virginia, where our office is located. Although we have business continuity plans and other safeguards in place, there is no assurance that such plans and safeguards will be effective.

Item 2.: OTHER INFORMATION

None.

Item 3.: FINANCIAL STATEMENTS

Consolidated Financial Statements

As of and for the Six-Month Periods Ended

December 31, 2019 (unaudited) and for December

31, 2018 (unaudited) and as of and for the Year

Ended June 30, 2019 (audited)

STREETSHARES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

As of December 31, 2019 and June 30, 2019

	Unaudited	Audited
	December 31, 2019	June 30, 2019

Assets
Cash and cash equivalents	$10,535,048	$12,673,723
Cash Reserve for Reg. A+	1,482,779	1,052,550
Advances from Reg. D and Institutional investors	773,351	947,599
Factored receivables, net	-	2,370,319
Loans, net	18,289,859	18,995,924
Notes due from Reg. D and Institutional investors	20,853	176,434
Accrued interest receivable	80,397	88,474
Prepaid expenses	326,089	461,259
Property, equipment, and software, net	354,336	357,300
Other assets	120,898	191,099

Total Assets	$31,983,610	$37,314,681

Liabilities, Redeemable Stock, and Stockholders' Deficit

Liabilities
Accounts payable	$177,185	$621,049
Accrued expenses	768,705	493,510
Payable to Reg. D and Institutional investors	6,020,010	6,585,697
Payable to Reg. A+ investors	23,552,016	25,690,110
Accrued interest payable	1,114,307	929,112
Deferred revenue	288,508	240,790
Notes payable	1,013,835	350,556
Net advances owed to stockholders	26,887	26,887
Convertible debt	2,072,686	-
Other liabilities	100,082	371,292

Total Liabilities	35,134,221	35,309,003

Redeemable Stock
B Round Series preferred stock: $0.0001 par value; 34,785,700 shares authorized; issued and outstanding as of June 30, 2019 and 2018 (liquidation preference value of $23,316,066
as of December 31, 2019 and June 30, 2019)	22,838,775	22,838,775
A Round Series preferred stock: $0.0001 par value; 14,488,075 shares authorized; issued andoutstanding as of June 30, 2019 and 2018 (liquidation preference value of $8,095,394
as of December 31, 2019 and June 30, 2019)	8,006,166	8,006,166
Series seed preferred stock: $0.0001 par value; 4,735,924
shares authorized; issued and outstanding as of June 30, 2019 and 2018 (liquidation preference value of $1,200,000
as of December 31, 2019 and June 30, 2019)	1,200,000	1,200,000

Total redeemable stock	32,044,941	32,044,941

Stockholders' Deficit
Common stock; $0.0001 par value; 82,000,000 shares authorized;
12,117,013 shares issued and outstanding as of December 31, 2019;
11,877,520 shares issued and outstanding as of June 30, 2019;	1,212	1,188
Additional paid-in capital	498,016	475,497
Accumulated deficit	(35,694,780)	(30,515,948)

Total stockholders' deficit	(35,195,552)	(30,039,263)

Total Liabilities, Redeemable Stock, and Stockholders' Deficit	$31,983,610	$37,314,681

STREETSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

For the Six-Month Periods Ended December 31, 2019 (unaudited) and December 31, 2018 (unaudited)

	Unaudited	Unaudited
	December 31, 2019	December 31, 2018

Operating Revenue
Interest income	$1,846,774	$1,222,179
Auction success fees	342,833	370,087
Origination fees	22,294	36,770
Partner fees	6,250	135,000
Other loan revenue	216,231	124,624

Total operating revenue	2,434,382	1,888,660

Cost of Revenue
Interest expense	(1,192,577)	(779,806)
Provision for loan losses	(340,624)	(265,680)

Total cost of revenue	(1,533,201)	(1,045,486)

Net revenue	901,181	843,174

Operating Expenses
Payroll and payroll taxes	3,487,616	3,404,546
Sales and marketing	472,589	1,666,401
General and administrative	844,211	1,028,351
Professional fees	974,043	912,268
Processing and servicing	206,278	237,629

Total operating expenses	5,984,737	7,249,195

Other Income (Expense)
Interest earned	5,136	64,337
Interest expense	(100,412)	(43,676)
Other income	-	315

Total other income (expense)	(95,276)	20,976

Net Loss	$(5,178,832)	$(6,385,045)

STREETSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Redeemable Stock and Stockholders’ Deficit

For the Six-Month Period Ended December 31, 2019 (unaudited) and for the Year Ended June 30, 2019 (audited)

	Redeemable Stock		Redeemable Stock		Redeemable Stock		Redeemable Stock		Stockholders' Deficit
	Series Seed		A Round Series		B Round Series		B Round Series				Additional				Total
	Preferred Stock		Preferred Stock		Preferred Stock		Preferred Stock		Common Stock		Paid-In	Treasury Stock		Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Shares	Amount	Deficit	Deficit

Balance, July 1, 2018 (audited)	4,735,924	$1,200,000	14,488,075	$8,006,166	34,785,700	$22,838,775	-	$-	11,637,131	$1,164	$400,903	-	$-	$(18,211,804)	$(17,809,737)

Issuance of Common Stock	-	-	-	-	-	-	-	-	240,389	24	7,956	-	-	-	7,980

Stock Warrants	-	-	-	-	-	-	-	-	-	-	(2,260)	-	-	-	(2,260)

Stock Compensation	-	-	-	-	-	-	-	-	-	-	68,898	-	-	-	68,898

Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(12,304,144)	(12,304,144)

Balance, June 30, 2019 (audited)	4,735,924	$1,200,000	14,488,075	$8,006,166	34,785,700	$22,838,775	-	$-	11,877,520	$1,188	$475,497	-	$-	$(30,515,948)	$(30,039,263)

Issuance of Common Stock	-	-	-	-	-	-			216,468	22	20,260	-	-	-	20,282

Stock Warrants	-	-	-	-	-	-			-	-	(1,284)	-	-	-	(1,284)

Stock Compensation	-	-	-	-	-	-			-	-	2,394	-	-	-	2,394

Exercise of Warrants to Purchase Common Stock	-	-	-	-	-	-			23,025	2	1,149	-	-	-	1,151

Net Loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(5,178,832)	(5,178,832)

Balance, December 31, 2019 (unaudited)	4,735,924	$1,200,000	14,488,075	$8,006,166	34,785,700	$22,838,775	-	$-	12,117,013	$1,212	$498,016	-	$-	$(35,694,780)	$(35,195,552)

STREETSHARES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the Six-Month Periods Ended December 31, 2019 (unaudited) and December 31, 2018 (unaudited)

	Unaudited	Unaudited
	December 31, 2019	December 31, 2018

Cash Flows from Operating Activities
Net loss	$(5,178,832)	$(6,385,045)
Adjustments to reconcile net loss to cash used in operating activities
Depreciation and amortization	46,459	61,186
Stock compensation expense	2,394	52,833
Warrant expense	(1,284)	(1,154)
Provision for loan losses	340,624	265,680
Interest on convertible notes	67,686	-
Changes in assets and liabilities:
Factored receivables	2,393,846	(2,476,671)
Cash Reserve for Reg. A+	(430,229)	(517,999)
Advances from Reg. D and Institutional investors	174,248	1,550,646
Notes due from Reg. D and Institutional investors	155,581	92,105
Prepaid expenses and other assets	205,371	(89,027)
Loans	381,307	(5,668,952)
Accrued interest receivable	8,077	(22,728)
Deferred revenue	47,718	175,727
Accounts payable	(443,864)	374,798
Accrued expenses	275,195	13,423
Payable to Reg. D and Institutional investors	(605,080)	(1,463,031)
Payable to Reg. A+ investors	(2,138,094)	9,916,591
Accrued interest payable	185,195	262,827
Other liabilities	(289,134)	100,575

Net cash used in operating activities	(4,802,816)	(3,758,216)

Cash Flows from Investing Activities
Purchase of property, equipment, and software	(43,495)	(306,017)

Net cash used in investing activities	(43,495)	(306,017)

Cash Flows from Financing Activities
Notes payable	663,279	53,286
Issuance of common stock	21,433	4,703
Issuance of convertible debt	2,005,000	-
Early exercise of stock options	17,924	9,288

Net cash provided by financing activities	2,707,636	67,277

Net Decrease in Cash and Cash Equivalents	(2,138,675)	(3,996,956)

Cash and Cash Equivalents, beginning of year	12,673,723	16,407,136

Cash and Cash Equivalents, end of year	$10,535,048	$12,410,180

Supplemental Information
Cash paid for interest	$1,040,108	$560,655

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 1 - Organization

StreetShares, Inc. was incorporated on December 3, 2013 under the laws of the state of Delaware. StreetShares, Inc. wholly owns and operates five subsidiaries: StreetShares Lending Company, LLC (“SSLC”), a Delaware limited liability company, which was formed on July 15, 2013; StreetShares Investor Interest Holding, LLC (“SSIIH”) which had a name change to StreetShares Funding, LLC (“SSF”) on December 10, 2015, a Delaware limited liability company, which was formed on October 28, 2014; StreetShares Investors Servicing, LLC (“SSIS”), a Delaware limited liability company, which was formed on December 8, 2015; STR Co-Investment, LLC (“STR”), a Delaware limited liability company, which was formed on December 8, 2015, StreetShares Public Investor Holdings, LLC (“SSPIH”), a Delaware limited liability company, which was formed on January 13, 2017, and shall each have an indefinite life pursuant to its operating agreements. The accompanying consolidated financial statements include the accounts of StreetShares, Inc., SSLC, SSF, SSIS, STR and SSPIH. Collectively, these entities are known as “the Company”.

The Company began operations on July 15, 2013, which primarily included start-up and organizational activities. The Company originated its first loan in July 2014.

The Company’s principal activity is providing business financing products to small businesses located throughout the United States. The Company offers loans from $2,000 to $250,000 for terms of three months, six months, one year, 18 months, two years, and three years. Prior to November 15, 2019, the Company purchased invoice receivables from small businesses with U.S. Federal and State Government contracts and highly rated companies, usually in the Fortune 500. The amount of each invoice receivable purchase was determined based on the total size of the assigned contract and invoices purchased have ranged from $600 to $7,000,000 since inception. Effective November 15, 2019, the Company is no longer offering to purchase invoice receivables. Beginning September 2019, the Company publicly launched StreetShares Platform, a Lending-as-a-Service (LaaS) technology that allows community banks and credit unions to make small business loans with a completely digital experience.

The Company makes an investment representing a portion of every approved loan or line and places the remaining portion for auction on their marketplace. The Company uses their technology and data analytics to aggregate data about the small business and its owner, assess the creditworthiness of both, approve or deny their loan request, and then price the loan accordingly. Potential regulation D (“Reg. D”) loan investors bid an amount of the loan at the interest rate specified by the Company. Institutional investors (lenders) also make investments in each loan or line in the amount and at the interest rate specified by their agreements with the Company.

The Company qualified for Regulation A+ (“Reg. A+”) from the Securities and Exchange Commission (“SEC”) on February 17, 2016 to offer StreetShares Notes (marketed as “Veteran Business Bonds” and sometimes referred to as “VBB”) to investors. On August 14, 2019, the SEC qualified the continued offering of StreetShares Notes by the Company under Reg. A+.

As a venture-funded company that is not yet profitable, we rely heavily on capital investments to fund our operations. Based on our current financial situation, it is possible we will require additional capital within the next 12 months beyond our currently anticipated amounts to fund the operations of the Company. The Company is currently, and consistently, engaged in ongoing discussions with providers who have the financial wherewithal to provide such funding. Notwithstanding these discussions, additional capital may not be available on reasonable terms, or at all. In the event the Company is not able to acquire funding, there are several options that can be enacted that would allow the Company to achieve a break-even state or help prolong the duration of the Company until funding can be obtained. These options include, but are not limited to, scaling back of marketing and operational efforts significantly, scaling back of human resources significantly, obtaining additional debt financing, asset and or business unit divestitures, and the potential sale of the Company at a discount.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation - The Company prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of StreetShares, Inc. as well as the accounts of its wholly-owned subsidiaries, SSLC, SSF, SSIS, STR, and SSPIH. All significant intercompany balances and transactions have been eliminated in consolidation. The Company consolidates the financial statements of all entities in which it has a controlling financial interest. The Company has concluded that it does not have investments in any variable interest entities.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

Use of Estimates - The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Significant estimates include, but are not limited to, allowance for loan losses, stock-based compensation expense, valuation of warrants, capitalized software development costs, the useful lives of fixed assets, and the valuation of deferred tax assets. The Company bases its estimates on historical experience, current events, third party valuations and opinions, and other factors they believe to be reasonable. These estimates and assumptions are inherently subjective in nature; actual results may differ from the estimates and assumptions and such differences may be material.

Cash and Cash Equivalents - The term cash, as used in the accompanying consolidated financial statements, includes currency on hand and checking, saving, and money market accounts held with financial institutions. The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be a cash equivalent. Interest bearing and non-interest bearing accounts held in an insured institution are aggregated and guaranteed by the Federal Deposit Insurance Corporation up to $250,000. The Company maintains its cash in bank accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

Cash Reserve for Reg. A+ - The Company holds a cash reserve to cover losses on assets funded by Reg. A+ investors. The reserve is funded quarterly based upon the predicted twelve months future losses on the portion of the portfolio funded by the Reg. A+ proceeds.

Advances from Reg. D and Institutional Investors - The Company requires cash deposits from prospective Reg. D investors in anticipation of their participation in future loan auction activities. Institutional investors may also provide cash deposits if specified in their agreements with the Company. Reg. D and Institutional (“Reg. D and Institutional”) investor deposits, if not bid in an auction, are refundable and, accordingly, are included as a component of Payable to Reg. D and Institutional investors on the consolidated balance sheet.

Loans - The Company values their loans at the principal balance outstanding reduced by an allowance for loan losses estimated as of the consolidated balance sheet date.

Allowance for Loan Losses - The allowance for loan losses (“ALL”) is established through periodic charges to the provision for loan losses. Loan losses are charged against the ALL when the Company believes that the future collection of principal is unlikely. Subsequent net recoveries, if any, are credited to the ALL.

We calculate the predicted losses on the current portfolio of loans and advanced invoices. The Predicted Loss Rate (PLR) for each asset is determined by the credit department. The PLR is multiplied by the remaining principal of the corresponding asset. The aggregate predicted losses are reviewed on a monthly basis by the credit and finance department to make adjustments. In determining the PLR for each asset and the aggregate predicted losses, we consider credit factors such as those described in the next paragraph. The resulting predicted loss numbers are then booked to the balance sheet (as contra assets to the loan assets).

The Company evaluates the creditworthiness of the portfolio on an aggregated basis. The ALL is a subjective and material estimate, which considers such factors as historical trends, known and inherent risks in the portfolio, adverse situations that may affect borrower’s ability to repay, and current economic conditions. Other qualitative factors considered may include items such as: uncertainties in forecasting and modeling techniques, seasonality, business conditions, and emerging trends. Recovery of the carrying value of our financial products is dependent to a great extent on conditions that may be beyond our control. Any combination of the aforementioned factors may adversely affect our portfolio resulting in increased delinquencies and losses and could require additional provisions for credit losses, which could impact future periods. The allocation of the allowance for the loan losses between the Company and the Reg. D and Institutional investors is determined on a pro-rata basis according to the relative principal balances outstanding funded by each party. The Reg. D and Institutional investor portion of the allowance does not affect the operations of the Company, as it is a reduction in the amount payable to Reg. D and Institutional investors, except to the extent provided in a separate agreement.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

Charged-Off Loans - The Company’s loans and traditional lines of credits (“loans”) are paid back on a weekly basis. Loans are considered to be delinquent when either (i) the past-due balance is equal to or greater than three times the regular weekly payment or (ii) any amounts are 31 days or longer past due. The Company continues to accrue interest on delinquent loans. Loans are returned to current status when the Company receives all accrued principal and interest required with the original amortization schedule and any fees applied.

When a loan or line is 150 days since the last cleared payment, the Company charges off the outstanding principal balance, unless an assessment is made that the loan should not be charged off based on information gathered through collection efforts. Charge-offs are allocated to the Company and the Reg. D and Institutional investors on a pro-rata basis according to the relative principal balances outstanding funded by each party, except to the extent provided in a separate agreement.

Factored Receivables - In December 2016, the Company began offering advances to small businesses with direct or subcontracted US Federal and State Government contracts. In October 2017, the Company began purchasing invoice receivables from small businesses with contracts from highly rated companies, usually in the Fortune 500. Such advance payments, which are interest earning, are recorded as reductions to the amounts due to the factoring clients for the purchase of factored receivables. Effective November 15, 2019, the Company sold to a non-affiliated third-party certain of its factored receivables having a principal balance of approximately $1,850,000 and is no longer offering advances for the purchase of factored receivables. As of December 31, 2019 and June 30, 2019, the funds employed (factored receivables less amount due to factoring clients less ALL) were $0 and $2,370,319, respectively.

Notes due from Reg. D and Institutional Investors - The Company places bids on behalf of certain Reg. D and Institutional investors, as per agreements, on the Company’s marketplace. These bids are transferred to the Reg. D and Institutional investors platform account after a required holding period. The notes due are the amounts due to the Company from the Reg. D and Institutional investors for the bids placed on their behalf of loans in their portfolio.

Unfunded Loan Accrual and Off-Balance Sheet Exposure - The Company offers a line of credit. An accrual is recognized for the Company’s credit loss exposure on the unfunded portion of the line of credit and an expense is recorded in General and administrative expense on the consolidated statements of operations. The credit loss exposure is calculated similar to the allowance for loan losses. Effective January 1, 2019, the Company began calculating the credit loss exposure on the unfunded portion of the line of credit based on predicted funding volume by date brackets of 0-30 days, 31-60 days, and over 60 days based on historical data. Prior to January 1, 2019, and prior to any meaningful historical experience, the Company calculated the credit loss exposure on the unfunded portion of a line of credit based the predicted funding volume over the full term of the line of credit. As of December 31, 2019, approximately 48 percent of unfunded line of credits are predicted to fund in the first 30 days, 6 percent in days 31-60, and 1 percent over 60 days, based on the historical funding data. As of June 30, 2019, approximately 44 percent of unfunded line of credits are predicted to fund in the first 30 days, 6 percent in days 31-60, and 1 percent over 60 days, based on the historical funding data. As of December 31, 2019 and June 30, 2019, the Company predicts to fund approximately 70 percent and 65 percent, respectively, of the amount predicted to be drawn. Reg. D and Institutional investors have the opportunity to, but are not obligated to, fund the remaining amount predicted to be drawn.

As of December 31, 2019 and June 30, 2019, the total line of credit unfunded credit exposure was approximately $432,000 and $1,165,000, respectively, of which approximately $302,000 and $816,000, respectively, was related to the undrawn exposure predicted to be funded by the Company. As of December 31, 2019 and June 30, 2019, the total line of credit unfunded credit loss exposure was approximately $21,000 and $47,000, respectively, of which approximately $14,000 and $33,000, respectively, was related to the undrawn exposure predicted to be funded by the Company.

Property, Equipment, and Software - Property, equipment, and software (“PE&S”) consist of computers and electronics, office equipment and furniture, patents and capitalized internal-use software costs. PE&S are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense are recognized over the estimated useful lives of the assets using the straight-line method. For electronics, the Company estimates a five-year useful life. All other PE&S assets are estimated to have a two to five-year useful life or the life of the lease, if shorter, for leasehold improvements.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

The Company’s internally developed software includes the costs incurred to develop the website, platform, and other affiliated costs and are capitalized when the preliminary project stage is completed, the Company has authorized funding, and it is probable that the project will be completed and used to perform its intended function. Capitalized software costs primarily include salary costs for employees directly involved in the development efforts, software licenses acquired, and fees paid to outside consultants and contractors. Software development costs incurred prior to meeting the criteria for capitalization and costs incurred for training and maintenance are expensed as incurred. Certain upgrades and enhancements to existing software that result in additional functionality are capitalized. Capitalized software development costs are amortized using the straight-line method over their projected useful lives, generally two to five years.

PE&S consisted of the following:

	Estimated Useful Life	December 31, 2019	June 30, 2019

Computer and electronics	2-5 years	$151,207	$146,427
Office equipment, furniture, and fixtures	2-5 years	67,553	67,553
Capitalized internal-use software	life of lease	90,212	56,462
Leasehold improvements	life of lease	163,000	163,000
Patent	indefinite	83,549	78,584

		555,521	512,026
Less: accumulated depreciation and amortization		(201,185)	(154,726)

Property, Equipment, and Software, net		$354,336	$357,300

Depreciation and amortization expense for the years ended December 31, 2019 and 2018 was approximately $46,000 and $61,200, respectively.

The Company is required to assess potential impairment of its long-lived assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. As of December 31, 2019 and June 30, 2019, there were no events or changes that were indicators of potential impairment of the Company’s long-lived assets.

Loans and Payable to Reg. D and Institutional Investors - The Company uses Member Payment Dependent Notes (“MPDNs”) to fund a portion of loans and lines of credit to borrowers. Prior to July 1, 2018, the Company used MPDNs to fund a portion of factored invoice receivables. MPDNs are unregistered securities that are dependent upon the performance of a portion of the Company’s note from the borrower. Reg. D and Institutional investors specify the amount of each asset in which to invest (if available). The term to maturity matches the term of the underlying note. If the loan performs according to its terms, the Reg. D and Institutional investors receive the principal and interest portions of the loan in proportion to their investment, less applicable servicing fees. If the loan doesn’t perform, payments to the Reg. D and Institutional investors will be limited to the pro-rata portion of any payments received prior to charge-off, according to the respective principal balances funded by the Reg. D or Institutional investor, less applicable servicing fees, except to the extent provided in a separate agreement. MPDNs are available to accredited and Institutional investors only. Some Institutional investors purchase actual loan participations and not MPDNs, in which case, the Institutional investor’s repayment terms are specified in their respective agreement with the Company.

Payable to Reg. A+ Investors - The Company offers StreetShares Notes to Reg. A+ investors at a fixed rate. The notes mature three years from the date of the purchase agreement. The Company uses the proceeds from Reg. A+ investors primarily to fund loans, lines of credit, and purchase factored invoice receivables. Effective November 15, 2019, the Company is no longer offering to purchase invoice receivables. The proceeds from Reg. A+ investors are not payment dependent on any individual loans and therefore are not directly subject to the loan loss risk of any one asset.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

As of December 31, 2019 future annual maturities of notes due to Reg. A+ investors were as follows:

Period Ending June 30	Amount

2020	$655,125
2021	2,053,875
2022	16,474,835
2023	4,368,181

$23,552,016

Revenue Recognition - The Company generates revenue primarily through interest, auction success fees, origination fees, and service fees on its lending products. Interest income on lending assets is calculated based on the contractual interest rate of the loan and recorded as interest income as earned. The Company allows borrowers to “prepay” the principal balance of their loans without having to pay the future expected interest. The Company, however, requires collection of the interest accrued through the next expected payment date, if applicable. Service fees are fees charged to Reg. D and Institutional investors based on a percentage of the payments received from borrowers. The service fees are recorded as income when payments are received. The origination fees, relating to the portion of the loans the Company owns, are deferred and recognized over the life of the loan using the effective interest method. Origination fees collected but not yet recognized as revenue are recorded as deferred revenue. The Company views the value of the auction as being delivered upon acceptance of the loans. As such, the auction success fees, relating to the portion owned by Reg. D and Institutional investors, are recognized when received upon the funding of the loans.

The Company generates revenue from software subscriptions and services provided to its LaaS clients and by charging fees for late payments, ACH return fees, and other fees charged by providers for failed payments. Generally, fees are used to cover costs incurred for collection.

The Company generated revenue on invoice receivables through interest income, factor fees, draw fees, commitment fees, and enrollment fees. Effective November 15, 2019, the Company is no longer offering to purchase invoice receivables. Interest income on invoice receivables is calculated using the simple interest method on the daily balances of principal outstanding. Interest income, factor fees, and commitment fees are accrued until funds are received for the purchased factored receivable. Enrollment fees are recognized at the time of purchase of factored receivables. Draw fees are recognized at the time of each draw on a line of credit secured by unbilled invoices.

The Company generates revenue through transaction fees charged to Reg. A+ investors in accordance with the terms of the investment agreement.

Income Taxes - The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax basis of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to taxable income for the years in which those tax assets and liabilities are expected to be realized or settled. Valuation allowances are recorded to reduce deferred tax assets to the amount the Company believes is more likely than not to be realized.

Uncertain tax positions are recognized only when the Company believes it is more likely than not that the tax position will be upheld on examination by the taxing authorities based on the merits of the position. The Company recognizes interest and penalties, if any, related to uncertain tax positions in Income tax expense on the consolidated statements of operations.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

The Company files income tax returns in the United States for federal, state, and local jurisdictions. The Company is potentially subject to a tax examination for a period of three years from the date a return is originally filed or filed as amended, which as of December 31, 2019, includes all returns filed since the Company’s 2016 tax year return. No income tax returns are currently under examination by taxing authorities.

Accounting for Stock-Based Compensation - The Company’s stock-based compensation is measured based on fair value of the awards at the grant date and recognized as compensation expense on a straight-line basis over the period during which the option holder is required to perform services in exchange for the award (vesting period). The Company uses the Black-Scholes Option Pricing Model to estimate fair value of stock options. The use of the option valuation model requires subjective assumptions, including the fair value of the Company’s common stock, the expected term of the option, and the expected stock price volatility based on peer companies. Additionally, the recognition of stock-based compensation expense requires an estimation of the number of options that will ultimately vest and the number of options that will ultimately be forfeited.

Marketing Costs - All marketing costs are expensed as incurred. Marketing expense for the years ended December 31, 2019 and 2018 was approximately $302,000 and $1,425,000, respectively.

Recent Accounting Pronouncements - During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, “Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, “Identifying Performance Obligations and Licensing”, which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, “Narrow-Scope Improvements and Practical Expedients” and ASU No. 2016-20, “Technical Corrections and Improvements to Topic 606”, which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The majority of the Company’s revenue is drawn from interest revenue which is not applicable to Topic 606. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements as it relates to the remainder of the Company's revenue.

During February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842).” ASU No. 2016-02 requires lessees to recognize the assets and liabilities that arise from leases on the balance sheet.  A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. ASU No. 2016-02 (as amended) is effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021. Early adoption is permitted. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

During March 2016, FASB issued ASU No. 2016-09, “Compensation - Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. ASU No. 2016-09 is effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements or the Notes thereto.

During June 2016, the FASB issued ASU No. 2016-13, “Measurement of Credit Losses on Financial Instruments.” ASU No. 2016-13 requires financial assets measured at amortized cost to be presented at the net amount expected to be collected, through an allowance for credit losses that is deducted from the amortized cost basis. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 (as amended) is effective for annual periods beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2022. Early adoption is permitted for annual and interim periods beginning after December 15, 2018. Management is currently evaluating this guidance and the impact it will have on the Company’s consolidated financial statements.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 2 - Summary of Significant Accounting Policies - Continued

During February 2018, the FASB issued ASU No. 2018-02, “Income Statement – Reporting Comprehensive Income (Topic 220) – Reclassifications of Certain Tax Effects from Accumulated Other Comprehensive Income”. ASU 2018-02 allows a reclassification from accumulated other comprehensive income to retained earnings for stranded tax effects resulting from the Tax Cuts and Jobs Act. Consequently, the amendments eliminate the stranded tax effects resulting from the Tax Cuts and Jobs Act and will improve the usefulness of information reported to financial statement users. However, because the amendments only relate to the reclassification of the income tax effects of the Tax Cuts and Jobs Act, the underlying guidance that requires that the effect of a change in tax laws or rates be included in income from continuing operations is not affected. The amendments in this Update also require certain disclosures about stranded tax effects. The ASU is effective for years beginning after December 31, 2018, with early adoption permitted. The Company has not adopted the provisions of ASU 2018-02. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements or the Notes thereto.

Note 3 – Loans, Factored Receivables and Payable to Reg. D and Institutional Investors

The Company’s marketplace allows borrowers, Reg. D, and Institutional investors to engage in transactions relating to StreetShares’ lending products. SSLC originates loans and lines to borrowers. Shortly after origination the borrower loans are sold in their entirety to SSF for holding, servicing, receipt, and disbursement of received payments. SSF issues notes to Reg. D and Institutional investors as a means to allow the investors to invest in the associated loans. SSF purchased factored receivables prior to November 15, 2019. SSF operates as a remote entity from SSI, as a wholly-owned subsidiary, whose only purpose is to hold and manage the loans and factored receivables (prior to November 15, 2019), borrower repayments, and disbursements to investors.

As of December 31, 2019, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$13,724,633	$5,504,137	$19,228,770
Allowance for loans losses	(681,433)	(257,478)	(938,911)

Total loans, net	$13,043,200	$5,246,659	$18,289,859

As of June 30, 2019, loans outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Loans Outstanding	Investor Loans Outstanding	Total Loans Outstanding

Loans	$14,052,895	$5,934,969	$19,987,864
Allowance for loans losses	(695,069)	(296,871)	(991,940)

Total loans, net	$13,357,826	$5,638,098	$18,995,924

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 3 - Loans, Factored Receivables and Payable to Reg. D and Institutional Investors - Continued

As of December 31, 2019, there were no factored receivables outstanding on the accompanying consolidated balance sheet.

As of June 30, 2019, factored receivables outstanding, on the accompanying consolidated balance sheet, consists of the following:

	The Company Factored Receivables Outstanding	Investor Factored Receivables Outstanding	Total Factored Receivables Outstanding

Factored receivables	$2,393,846	$-	$2,393,846
Allowance for loans losses	(23,527)	-	(23,527)

Total factored receivables, net	$2,370,319	$-	$2,370,319

As of December 31, 2019 and June 30, 2019, payable to Reg. D and Institutional investors, on the accompanying consolidated balance sheet, consists of the following:

	December 31, 2019	June 30, 2019
Loans owned by Reg. D and Institutional investors	$5,504,137	$5,934,969
Allowance for loan losses for net loans	(257,478)	(296,871)
Advances from Reg. D and Institutional investors	773,351	947,599

Total payable to Reg. D and Institutional investors	$6,020,010	$6,585,697

As of December 31, 2019 and June 30, 2019, loans had original terms of six months, one year, 18 months, two years, three years and five years. As of June 30, 2019, factored receivables had original terms of 1-60 days.

As of December 31, 2019, all loans outstanding had an average term of approximately 21 months. Because the terms of these loans were established through marketplace auctions, the Company believes the carrying amount of these loans, and the corresponding payables to Reg. D and Institutional investors approximate their fair value.

As of December 31, 2019, future maturities of notes due to Reg. D and Institutional investors were as follows:

Period Ending June 30	Amount

2020	$3,031,543
2021	2,628,929
2022	348,080
2023	11,458

$6,020,010

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 3 - Loans, Factored Receivables and Payable to Reg. D and Institutional Investors - Continued

As of December 31, 2019 and June 30, 2019, allowance for loan losses, on the accompanying consolidated balance sheets, consists of the following:

	The Company	Investor	Total
Allowance for loans losses - Balance as of December 31, 2018	$494,122	$269,137	$763,259

Provision for loan losses	278,102	91,244	369,346
Charge-offs, net of recoveries	(53,628)	(63,510)	(117,138)

Allowance for loans losses - Balance as of June 30, 2019	718,596	296,871	1,015,467

Provision for loan losses	340,624	164,140	504,764
Charge-offs, net of recoveries	(377,787)	(203,533)	(581,320)

Allowance for loans losses - Balance as of December 31, 2019	$681,433	$257,478	$938,911

During the six-month period ended December 31, 2019 and year ended June 30, 2019, there were $23,742 and $60,663, respectively, in net recoveries related to the allowance for loan losses.

Note 4 - Redeemable Stock and Stockholders’ Equity

In May 2014, the Company raised approximately $1,200,000 in equity financing from new investors through the issuance of 4,735,924 shares of Series Seed Convertible Preferred Stock (“Series Seed Preferred Stock”). Approximately 779,000 shares were issued to investors in which the Company converted promissory notes for approximately $180,000 in proceeds. The remaining shares were issued at a purchase price of $0.258 per share.

In conjunction with the May 2014 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 21,735,924 shares of stock, 17,000,000 of which have been designated as common stock and 4,735,924 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

In February 2016 and June 2016, the Company raised approximately $4,560,000 and $965,000, respectively, in equity financing from new investors through the issuance of a total of 9,363,289 shares of A Round Series Convertible Preferred Stock. Approximately 788,000 shares were issued to investors in which the Company converted promissory notes for approximately $340,000 in proceeds.

The remaining shares were issued at a purchase price of $0.59007 per share. Approximately 5,125,000 shares were converted from convertible debt to A Round Series Convertible Preferred Stock.

In conjunction with the February 2016 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 62,971,062 shares of stock, 40,400,000 of which have been designated as common stock and 22,571,062 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

In January 2018, the Company raised $20,000,000 in equity financing from new investors through the issuance of 29,107,845 shares of B Round Series Convertible Preferred Stock. The remaining shares were issued at a purchase price of $0.5840 per share. Approximately 5,678,000 shares were converted from convertible debt to B Round Series Convertible Preferred Stock. As part of the B Round Series issuance, the share class is entitled to participating liquidation rights subject to certain restrictions. As of June 30, 2019 and 2018, the Company incurred direct legal costs in the issuance of the B Round Series stock totaling $0 and $477,291, respectively, which was reflected as a reduction of the carrying amount of the B Round Series preferred stock on the accompanying consolidated balance sheets.

In conjunction with the January 2018 Preferred Stock financing, the Company amended its Certificate of Incorporation and authorized the issuance of up to 136,009,699 shares of stock, 82,000,000 of which have been designated as common stock and 54,009,699 of which have been designated as preferred stock. The par value of the common stock and preferred stock is $0.0001 per share. The holders of each series of preferred stock and the holders of common stock have certain rights and privileges as described below.

The Preferred Stock is redeemable at the option of the holder. The Company has evaluated the redemption features of the Preferred Stock to determine if the Preferred Stock should be considered liabilities or mandatorily redeemable securities requiring classification as liabilities under U.S. GAAP. The Company has concluded that the Preferred Stock does not require classification as a liability. Given the potential redemption of the Preferred Stock, the Company has concluded to present the carrying value of the Preferred Stock outside of stockholders’ deficit as temporary equity and in the “mezzanine” in the accompanying consolidated balance sheets.

Stock Warrants - Warrants have a per-share exercise price of fair market value at the time of warrants issuance, as determined by the Company’s Board of Directors. The warrants are fully exercisable upon issuance and are scheduled to expire from October 2019 to August 2025.

In conjunction with the January 2018 Preferred Stock financing, the Company issued 8,233,115 warrants with conditional vesting and can terminate if certain milestones are achieved; one of such milestones may have been achieved on September 28, 2018, but the Company has not yet made a determination in this regard and reserves the right to make this determination at any time, including on or before the next milestone of June 30, 2020 or later.  The warrants have an equity classification; therefore, no liability or expense has been recorded on the accompanying consolidated balance sheets and consolidated statement of operations. As of As of December 31, 2019 and June 30, 2019, the fair value using the Black-Scholes methodology was approximately $1,752,000 and $1,755,000, respectively.

A summary of warrant activity of the Company is as follows:

Number of
Warrants
Outstanding at December, 2018	8,607,563

Granted	-
Exercised	-
Canceled	-

Outstanding at June 30, 2019	8,607,563

Granted	-
Exercised	(23,025)
Canceled	(7,675)

Outstanding as of December 31, 2019	8,576,863

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 4 - Redeemable Stock and Stockholders’ Equity - Continued

Restricted Stock - On December 3, 2013, 10,000,000 shares of common stock were issued to the three co-founders for 0.0001 per share. The shares were owned by the founders at the time of issuance. In conjunction with the February 2016 Preferred Stock financing, the Company amended the restricted stock for the remaining two co-founders (see next paragraph for third co-founder details) to 50 percent of the shares of stock vested immediately, and the remaining shares of stock was subject to the repurchase option on a monthly basis until such that 100 percent of the shares of stock was released from the repurchase option in January 2019.

Effective June 15, 2015, one of the three co-founders resigned from his position as an employee and director of the Company. The individual also surrendered 1,237,500 shares of his common stock to the Company on July 1, 2015. On July 6, 2015, the Company purchased the 1,237,500 shares of common stock back from the co-founder for 0.0001 per share. In June 2018, the individual sold 1,334,000 of his remaining shares of common stock directly to the officers of the Company.

Note 5 - Stock-Based Compensation

In December 2013, the Company adopted, and the stockholders approved the 2014 Equity Incentive Plan (“2014 EIP”). The 2014 EIP provides for the grant of incentive stock options to the Company’s employees and for the grant of non-statutory stock options to the Company’s employees, directors, advisors, and consultants. The Company was initially authorized to issue up to 1,765,000 shares of common stock. Under the 2014 EIP, stock options granted to eligible participants have a ten-year contractual life and generally vest and become fully exercisable at the end of the vesting schedule set forth in the Stock Option Grant Notice. Options under the 2014 EIP are granted with exercise prices intended to be at least equal to the grant date fair market value of the Company’s common stock, as determined by the Company’s Board of Directors. The shares are subject to repurchase by the Company in the event of termination by the grantee at a price equal to the fair market value at the time of repurchase. The 2014 EIP also provides for the issuance of restricted stock awards, restricted stock unit awards, and stock appreciation rights.

Certain employee and non-employee option agreements granted under the 2014 EIP allow for the early exercise of an option before vesting (“Early Exercise Option”); however, shares issued thereon remain subject to the restriction through the remainder of the original vesting schedule for the stock option award. The Company may repurchase an unvested Early Exercise Option at a price equal to the lower of the fair market value at the date of repurchase or the exercise price of the Early Exercise Option.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 5 - Stock-Based Compensation - Continued

A summary of stock option activity under the 2014 EIP of the Company is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Outstanding as of December 31, 2018	5,729,648	$0.16	8.6 years

Granted	1,159,400	$0.14	10 years
Exercised	(109,259)	0.05	-
Canceled	(813,016)	0.21	-

Outstanding at June 30, 2019	5,966,773	0.16	8.5 years

Granted	283,895	0.13	10 years
Exercised	(216,468)	0.09	-
Canceled	(1,200,322)	0.18	-

Outstanding as of December 31, 2019	4,833,878	$0.16	8.1 years

A summary of vested options and unvested options expected to vest at December 31, 2019 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term
Options at December 31, 2019
Vested and exercised	2,230,370	$0.18	7.6 years
Unvested and exercisable	2,603,508	0.14	8.6 years

Vested and Expected to Vest	4,833,878	$0.16	8.1 years

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 5 - Stock-Based Compensation - Continued

A summary of vested options and unvested options expected to vest at June 30, 2019 is as follows:

			Weighted-
		Weighted-	Average
		Average	Remaining
	Number of	Exercise Price	Contractual
	Option Shares	per Share	Term

Options at June 30, 2019
Vested and exercised	2,201,589	$0.18	8 years
Unvested and exercisable	3,765,184	0.14	8.8 years

Vested and Expected to Vest	5,966,773	$0.16	8.5 years

A summary of grant-date fair value stock option activity of the Company is as follows:

		Weighted-
		Average
	Number of	Grant-Date
	Option Shares	Fair Value
Unvested at December 31, 2018	3,959,965	$0.08

Granted	1,159,400	$0.07
Canceled	(813,016)	0.08
Vested	(541,166)	0.02

Unvested at June 30, 2019	3,765,183	0.08

Granted	283,895	0.07
Canceled	(1,200,322)	0.09
Vested	(245,248)	0.05

Unvested at December 31,2019	2,603,508	$0.07

All stock awards made under the 2014 EIP are restricted as to transferability and to sale, and the Company has the right of first refusal on any resale of any stock owned by employees and non-employees.

The Company calculates the estimated value of options granted to both employees and non-employees, including those whose original terms have been modified, using the Black-Scholes options pricing model. The Company records the related compensation expense over the vesting life of the award, on a straight-line basis. The options pricing model includes the input of highly subjective assumptions including the expected term, volatility, risk-free interest rate, and dividend yield. The estimated expected term of an award is determined by reference to the simplified method commonly used in the absence of significant and meaningful option history. The Company has estimated the expected volatility by reference to historical volatilities of similar publicly traded companies’ common stock over the most recent period commensurate with the estimated expected term of the awards. The risk-free interest rate is based on the U.S. Treasury bond rate in effect at the time of grant. The dividend yield is based on the average dividend yield over the expected term of the option.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 5 - Stock-Based Compensation - Continued

The fair value of each option was estimated on the date of grant using the following assumptions for grants:

	December 31, 2019	June 30, 2019

Stock price volatility	51%	51%
Expected term	7 years	7 years
Risk-free interest rate	1.55% - 1.93%	1.95% - 3.09%
Dividend yield	0%	0%

The Company recognized compensation expense in the amount of $2,394 and $68,898 for the six-month period ended December 31, 2019 and year ended June 30, 2019, respectively. The total unamortized compensation expense related to awards of $559,364 and $630,655 as of December 31, 2019 and June 30, 2019, respectively, is expected to be recognized over a weighted average remaining period of three years. As of December 31, 2019 and June 30, 2019, the Company received $17,924 and $1,000, respectively, from employees on the early exercise of unvested stock options, which is included in liabilities on the accompanying consolidated balance sheets. As of December 31, 2019 and June 30, 2019, the aggregate intrinsic value between exercise price and common stock fair value of vested, exercisable stock options is approximately $0 and $180,000, respectively.

Note 6 – Commitments and Contingencies

Operating Leases - On May 2, 2018, the Company entered into a 50 month lease commencing on August 13, 2018 for their corporate offices located in Reston, Virginia. The lease terminates on October 31, 2022 and calls for monthly rent payments of approximately $26,470 with four percent increase on each anniversary of the sublease commencement date.

Future minimum lease payments under non-cancelable operating leases as of the report date are as follows:

Period Ending June 30	Amount

2020	$165,182
2021	342,015
2022	355,696
2023	122,181

$985,074

Note 7 - Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences, if any, between the carrying amounts of assets and liabilities for financial reporting and the amounts used for income tax purposes. At , the Company’s net deferred tax asset consisted primarily of differences in the basis of property, equipment, and software and its taxable net operating losses available for carryforward. The Company has recorded a valuation allowance against the entire net deferred tax asset, as management believes it is more likely than not that the Company will not be able to benefit from the net deferred tax asset. As a result, the accompanying consolidated financial statements do not reflect a benefit for income taxes. As December 31, 2019 and June 30, 2019, the Company has estimated it has a total domestic Net Operating Loss (“NOL”) for federal and state income tax purposes of approximately $9,723,000 and $8,317,000, respectively, which will begin to expire in 2034. Utilization of the Company’s domestic federal NOL may be subject to an annual limitation due to the “change of ownership” provisions of the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 7 - Income Taxes- Continued

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Tax Act”). The Tax Act makes broad and complex changes to the U.S. tax code, including, but not limited to, (1) reducing the U.S. federal corporate tax rate from 35 percent to 21 percent, (2) eliminating the corporate alternative minimum tax (AMT) and changing how existing AMT credits can be realized, and (3) bonus depreciation that will allow for full expensing of qualified property. Because the Company maintains a valuation allowance on its entire net deferred tax asset, the change in the applicable tax rate does not have any effect on the consolidated financial statements.

Note 8 - Notes Payable

On July 31, 2017, the Company raised $225,000 in the form of a promissory notes offered to the Company’s Reg. D investors. In exchange for investment, Reg. D investors were offered warrants for the Company's common stock for a note at a simple interest rate of 12 percent calculated daily. The interest is payable with the full principal balance due on July 31, 2020. As of December 31, 2019, 72,000 warrants were issued. For the six-month period ended December 31, 2019 and year ended June 30, 2019, the Company recognized interest expense of $13,611 and $27,000, respectively, which is included in the Other Expenses on the consolidated statement of operations.

On July 31, 2017, the Company raised $100,000 in the form of a promissory notes offered to the Company’s Reg. D investors. In exchange for investment, Reg. D investors were offered priority access to a portion of loan assets on the Company’s marketplace for a note at a simple interest rate of 14 percent calculated daily. The interest is payable with the full principal balance due on July 31, 2021. For the six-month period ended December 31, 2019 and year ended June 30, 2019, the Company recognized interest expense of $7,058 and $14,000, respectively, which is included in the Other Expenses on the consolidated statement of operations.

On December 21, 2018, the Company entered into an agreement with First Insurance Funding where First Insurance Funding provided a note with a principal amount of $75,766 to the Company with a security interest in the financed insurance policies at an annual percentage rate of 4.74 percent. The financed insurance policies consist of the Company’s professional liability package. Nine monthly payments of principal and interest is due in the amount of $8,586. For the six-month period ended December 31, 2019 and year ended June 30, 2019, the Company recognized interest expense of $201 and $871 respectively, which is included in the Other Expenses on the consolidated statement of operations.

On September 4, 2019, the Company entered into an agreement with Federated Information Technologies, Inc. (“FIT”) where FIT provided a note with a principal amount of $500,000 to the Company at a simple interest rate of 7.5 percent calculated daily. The interest is payable with the full principal balance due on November 3, 2020. For the six-month period ended December 31, 2019, the Company recognized interest expense of $11,558, which is included in the Other Expenses on the consolidated statement of operations.

On December 17, 2019, the Company entered into an agreement with David Wasik where Mr. Wasik provided a note with a principal amount of $100,000 to the Company at a simple interest rate of 7.5 percent calculated daily. The interest is payable with the full principal balance due on February 17, 2021. For the six-month period ended December 31, 2019, the Company recognized interest expense of $298, which is included in the Other Expenses on the consolidated statement of operations.

On December 31, 2019, the Company entered into an agreement with First Insurance Funding where First Insurance Funding provided a note with a principal amount of $88,835 to the Company with a security interest in the financed insurance policies at an annual percentage rate of 4.85 percent. The financed insurance policies consist of the Company’s professional liability package. Nine monthly payments of principal and interest is due in the amount of $10,071. For the six-month period ended December 31, 2019, the Company recognized interest expense of $0.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 9 - Convertible Debt

The Company issued a 2019 convertible note series in the total principal amount of $2,005,000 between August 16, 2019 and December 3, 2019. The principal balance of each note, together with accrued interest of 10 percent per annum, is due to be paid at the earliest of 1) a Qualified Financing (as defined in the note agreements); 2) a change in control (upon the terms in the note agreements); or 3) at maturity, which is 14 months after the issuance date of each note. The principal and accrued interest may not be prepaid by the Company without the prior consent of the majority holders of the notes.

In the event the Company consummates a Qualified Financing (as defined in the note agreements), then all principal and accrued but unpaid interest shall automatically convert into shares of preferred stock at the lesser of (a) 80% of the cash price per share paid by the other purchasers of preferred stock in the Qualified Financing, and (b) the price obtained by dividing $55,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing.

As of December 31, 2019, the Company incurred interest of approximately $67,686, all of which is included in the outstanding convertible note balance as reported on the accompanying consolidated balance sheet as of December 31, 2019. The outstanding balance of the convertible notes was $2,005,000 as of December 31, 2019.

Note 10 - Related Parties

Approximately $59,000 of start-up, general, and administrative expenses were incurred by the Company from the inception date which were funded by advances from the Company’s three co-founders, of which two are the Company’s primary common stockholders. As of December 31, 2019 and June 30, 2019, the Company owes $26,887 back to its stockholders, which are included in net advances owed to stockholders in the accompanying consolidated balance sheets.

On July 31, 2017, the Company’s CEO purchased a note of $25,000 and was provided with 8,000 warrants of the Company’s common stock. See first paragraph in Note 8 for note details.

On August 16, 2019, the Company issued a convertible note in the principal balance of $1,000,000 to a Preferred Stock Holder and a related party of a Company director. On August 19, 2019, the Company issued a convertible note in the principal balance of $50,000 to a Preferred Stock Holder. On November 20, 2019, the Company issued a convertible note in the principal balance of $80,000 to a Preferred Stock Holder. See Note 9 for convertible debt details.

On September 4, 2019, the Company issued a promissory note to FIT with in the original principal amount of $500,000. See second paragraph in Note 8 for promissory note details. The founder and President of FIT is an observer on the Board of the Company.

On December 17, 2019, the Company issued a promissory note to David Wasik in the original principal amount of $100,000. See third paragraph in Note 8 for promissory note details. Mr. Wasik is a Director on the Board of the Company.

STREETSHARES, INC. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

As of and for the Six-Month Periods Ended December 31, 2019 (unaudited) and for December 31, 2018 (unaudited) and as of and for the Year Ended June 30, 2019 (audited)

Note 11 - Accrued Expenses

Accrued expenses as of December 31, 2019 and June 30, 2019 were comprised of the following:

	December 31, 2019	June 30, 2019

Accrued professional and legal fees	$335,064	$236,618
Accrued payroll	331,822	186,918
Other	101,819	69,974

Total accrued expenses	$768,705	$493,510

Note 12 - Subsequent Events

The Company has evaluated its consolidated financial statements for subsequent events through March 30, 2020 the date the accompanying consolidated financial statements were available to be issued. Other than the matters noted below, as necessary, the Company is not aware of any subsequent events which would require recognition or disclosure in the accompanying consolidated financial statements.

Effective March 13, 2020, the Company issued $3,000,000 in convertible promissory note to an investor, which is convertible into shares of the Company’s preferred stock. The principal balance of the note, together with accrued interest of 10 percent per annum, is due to be paid at the earliest of 1) a Qualified Financing (as defined in the note agreement); 2) a change in control (upon the terms in the note agreement); or 3) at maturity, which is 12 months after the issuance date of the note. The principal and accrued interest may not be prepaid by the Company without the prior consent of the majority holders of the note. In the event the Company consummates a Qualified Financing (as defined in the note agreement), then all principal and accrued but unpaid interest shall automatically convert into shares of preferred stock at the lesser of (a) 80% of the cash price per share paid by the other purchasers of preferred stock in the Qualified Financing, and (b) the price obtained by dividing $55,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing.

The outbreak of the novel coronavirus (“COVID-19”), or an outbreak of other highly infectious or contagious diseases, could adversely impact certain industries in which our small business borrowers operate and impair their ability to fulfill financial obligations to us. Further, the spread of the outbreak could lead to an economic recession or other severe disruptions in the U.S. economy and may disrupt our lending and other financial activities, may disrupt the operations of our LaaS clients, and could potentially create business continuity issues for us. Our business is dependent upon the willingness and ability of our employees to conduct lending and other financial transactions and service our LaaS clients. The spread of highly infectious or contagious diseases could cause severe disruptions in the U.S. economy at large, and for small businesses in particular, which could disrupt our lending operations, and if the national response to contain COVID-19 escalates or is unsuccessful, we could experience a material adverse effect on our business, financial condition, results of operations, and cash flows. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may result in a decrease in our customers’ businesses, a decrease in consumer confidence and business generally, or a disruption in the services provided by our LaaS clients. Disruptions to our customers could result in increased risk of delinquencies, defaults, and losses on our loans. The outbreak of COVID-19 or an outbreak of other highly infectious or contagious diseases may negatively impact the economic conditions in the United States for an extended period of time, which may result in a decline in funding availability and negatively impact the implementation of our growth strategy. Holders of StreetShares Notes have no right to redeem the Notes prior to the third anniversary of the issuance date of each note. The Company may, at its discretion, consider requests by a holder to redeem a StreetShares Note prior to its maturity, but is under no obligation to do so. A decline in funding availability due to the outbreak of COVID-19 or other reasons may restrict or eliminate discretionary accommodations of holders’ requests to redeem StreetShares Notes prior to their maturity dates. We also could be adversely affected if key personnel or a significant number of employees were to become unavailable due to the effects and restrictions of a COVID-19 outbreak in Northern Virginia, where our office is located. Although we have business continuity plans and other safeguards in place, there is no assurance that such plans and safeguards will be effective.

Item 4.: EXHIBITS

		Incorporated by Reference
Exhibit
Number	Exhibit Description	Form	File No.	Exhibit	Filing Date

2.1	Third Amended and Restated Certificate of Incorporation	1-K	24R-00010	2.5	October 30, 2018

2.2	Amended and Restated Bylaws	1/1-A	024-10944	2.2	February 7, 2019

3.1	Stockholders’ Agreement	1/1-A	024-10498	3.2	December 4, 2015

3.2	Form of StreetShares Note	1/1-A	024-10944	3.2	July 17, 2019

4.1	Form of Subscription Agreement	1/1-A	024-10944	4.1	July 17, 2019

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 30, 2020.

STREETSHARES, INC.

By:	/s/ Mark L. Rockefeller
Name: Mark L. Rockefeller
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Name and Signature	Title	Date
/s/ Mark L. Rockefeller	Chief Executive Officer, Director	March 30, 2020
Mark L. Rockefeller	(Principal Executive Officer)
/s/ Michael Konson	President, Director	March 30, 2020
Michael Konson	(Principal Financial & Accounting Officer)